SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Attached is an English translation of the summary of the letter dated May 27, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 27, 2003 the Company reported the main outlines of the implementation of the Audit Committee according to the provisions of the Decree No. 677/2001; Section 29, Chapter XXXI Rules of the Comisión Nacional de Valores.

REGULATIONS OF IMPLEMENTATION OF THE AUDIT COMMITTEE

Definitions and Purposes of the Audit Committee

The Audit Committee (“the Committee”) is a Committee of the Board of Directors of Irsa Inversiones y Representaciones Sociedad Anonima. (IRSA) (“the Board of Directors”). The main function of the Committee is to assist the Board of Directors in the fulfillment of its responsibility to act diligently, in relation to IRSA, in the following areas:

•	Application of the accounting policy and issuance the accounting and financial information to the shareholders, the regulatory authorities and public in general.

•	The management of the risks of the business and the risks of the internal control system, including the policies and business practices and

•	The ethics in business of the company, including the independence of the auditors.

•	The supervision of the integrity of the financial statements of the company, of the fulfillment by the company of legal provisions, of the independence and capacity of the independent auditor and of the performing of the function of internal audit of the company and of the external auditors.

DEFINITION OF THE STRUCTURE AND MINIMUM CONDITIONS IN ORDER TO QUALIFY AS MEMBER

I.1.	The Committee shall be formed by three or more regular members of the Board of Directors that shall act jointly and shall be appointed by the Board of Directors by simple majority of votes.

I.2.	The determination of the number of members and their appointment shall be resolved at the first meeting of the Board of Directors held after the annual ordinary shareholders’ meeting and those members shall remain in those positions until the following annual ordinary shareholders meeting.

I.3.	The Committee shall be formed by a majority of independent members of the Board of Directors, according to the provisions established by the Comisión Nacional de Valores that were in force at the time of the appointment.

I.4.	The Committee shall only be formed by those members of the Board of Directors who have experience in business, financial or accounting areas. In that sense, it shall be understood that the people who meet the following requirements, have the capacity to be appointed as a member of the Committee:

➢	Those who have a university degree in business, financial or accounting areas, or a degree in equivalent third grade careers, and whose diplomas were issued by Argentine or foreign universities; or
➢	Those who can prove, at least, three years of experience in a top management position in corporations admitted to the public offering regime in Argentina or

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    abroad; or

➢	Those who can prove being worked, for a period longer than five years, as CEO, CFO or maximun responsible of internal audit of Argentine or foreign corporations with at least 500 employees.

I.5.	In case of resignation, removal, decease or incapacity of any of the members of the Committee, the Board of Directors shall immediately appoint a new member replacing him until the following annual shareholders meeting. The appointed member must meet all the requirements stated in Section 1.4 of this document and his appointment shall not affect the majority of independent members that must formed the Committee.

II.- OPERATION. MEANS FOR THE OPERATION OF THE COMMITTEE

II.1.	The Committee shall grant its own internal regulations of operation that shall be reported to the Board of Directors. Said internal regulations of operation shall respect the laws in force and the provisions of this document. The Committee shall hold meetings with the same periodicity as set forth for the Board of Directors in the By-Laws of the company and shall have a book, registered with the Public Registry of Commerce, where shall transcribe all the minutes of its meetings.
II.2.	The officer in charge of the Direction of Internal Audit of the Company (“the Director of Internal Audit”), shall act as Secretary of the Committee, under the commands of the Committee. The Director of Internal Audit shall act autonomously, depending on the President of the Board of Directors and reporting to Committee in general and not to a member in particular.
II.3.	For a better performing of its tasks, the Committee shall count (with previous and express authorization of the Board of Directors and according to the budget approved by the Shareholders Meeting) with the counsel of independent professionals and hire their services for the company. For this purposes, the Annual Shareholders Meeting shall approve a budget for the Committee that includes those hirings, the necessary expenses for the capacitation of its members and other disbursements in order to fulfill its duties. The amount of the budget shall be proposed to the Shareholders Meeting by the Board of Directors (that shall draft it with the participation of the members of the Committee of the previous year), and shall have the detail of concepts comprised by that budged. The Shareholders Meeting may delegate to the Board of Directors the determination of the budget of the Committee.

III.- MAIN TASKS TO BE DONE BY THE COMMITTEE

III.1.-	Plan of Performance

Each year, the Committee shall prepare a plan of performance for the fiscal year. That plan shall be presented to the Board of Directors and to the Supervisory Committee, in a period of 60 days from the beginning of the fiscal year.

III.2	Annual Performance Report

The Committee shall issue, at least at the time of the presentation and publication of the annual financial statements, a Performance Report to the Board of Directors, whereby the Committee shall detail the treatment given the matters set forth in Section 15, Chapter III of the Regulations of the Comisión Nacional de Valores. This report shall be published with the annual report of the fiscal year and filed with the Comisión Nacional de Valores, the Bolsa de Comercio de Buenos Aires and other authorities.

III.3.	Duties related to the External Audit

a) The Committee shall consider and give opinion on the proposal of the Board of Directors related to the appointment of external auditors and its independence. That opinion shall be reported by the Board of Directors to the Comisión Nacional de Valores, the Bolsa de Comercio de Buenos Aires in order to be published on the official newspaper of the latter.

b) The Committee shall give its opinion in relation to the proposal of the Board of Directors to the Shareholders Meeting regarding the revocation of the appointment of the external audits.

c) The opinion of the Committee in relation to the proposal of the Board of Directors regarding the appointment of the external audits or the revocation of those appointments shall, at least, contain:

(i) Consideration of the backgrounds,

(ii) The reasons that explain the continuation of a public accounting in his position or his replacement, and

(iii) In the event of revocation or appointment of a new external auditor, the report shall contain a detail of the eventual disagreements regarding to the financial statements of the company.

d) The Committee shall review the plans of the external audits and evaluate their performance, and issue an opinion regarding those matters, in the Annual Performance Report, mentioned before.

For this purpose, the external audit shall:

(i) Analyze the different services rendered by the external audits and their relation to their independence, according to the Technical Resolution No. 7 of Argentine Federation of Professional Counsels of Economic Science and in other related regulations that may dictate the professional authorities and according to Section 18, Chapter III of the Regulations of the Comisión Nacional de Valores.

(ii) Report the invoiced fees, detailing:

➢	The ones that are related to external audit and other related services destinated to grant reliability to third parties (for example, special analysis of the verification and evaluation of the internal controls, taxes, participation in prospectus, certifications and special reports required by control authorities, etc.).

➢	The ones related to special services different from those previously mentioned (for example, those related to the design and implementation of information systems, legal matters, financial, etc.)

(iii) The evaluation of the performance of the external audit that shall be done by the Committee shall include the verification of the policies that those audits have in relation on independence in their own structures, in order to assure it fulfillment.

III.4.-	Supervision of internal systems.

The Audit Committee shall:

a) Supervise the operation of the internal control systems and the accounting registration system;

b) Verify the reliability of the accounting registrationsystem, and of all the financial information or information of significant facts filed with the Comisión Nacional de Valores and the stock exchanges in compliance with the applicable information requirements;

c) Review the plans of the internal auditors and evaluate their performance, approving the Annual Plan of Audits and additional ad-hoc audits;

d) Supervise the progress of the Annual Plan of Audits and verify the fulfillment of all recommendations contained in the respective reports;

e) Supervise that the company has the proper rules and proceedings and verify its fulfillment through the Direction of Internal Audit.

III.5.-	Risk management.

The Committee shall supervise the application of policies in issues of information of risk management of the Company.

III.6.-	Conflicts of interest.

The Committee shall provide complete/sufficient information with respect of the operations in which exists (or could exist) a conflict of interest with members of the corporate organs or with the controlling shareholders, to the market through the Board of Directors.

III.7.-	Fees of Directors and Managers.

The Committee shall give its opinion about the reasonability of the proposals made by the Board of Directors about fees and stock options plans for members of the Board of Directors and Managers.

III.8.-	Issuance of shares.

The Committee shall provide its opinion about the fulfillment of the legal requirements and reasonability of the conditions of issuance of shares or securities convertibles into shares, in cases of capital increases with exclusion or limitation to the preemptive rights. This opinion must be given to the Board of Directors and informed to the Comision Nacional de Valores.

III.9.-	Rules of behavior.

The audit Committee shall verify the fulfillment of the rules of behavior applicable in the company, performing the function/rol established in the Code of Behavior and Ethics in Business.

III.10.–	Operations with related parties.

The Committee shall give its opinion to the Board of Directors about operations with related parties in the cases established in the Decree No. 677/01 or in any other regulation that substitutes or regulates it. This opinion shall be reported to the Comision nacional de Valores and published in the official newspaper of the Bolsa de Comercio de Buenos Aires. The Committee may give a generic opinion but limited to a period of time that cannot be superior to one (1) year or to the beginning of the new fiscal year or to predetermined economic conditions.

III.11.–	Acquisition of Company’s own shares.

The Committee shall give a report previously to any decision of the Board of Directors to purchase the Company’s own shares.

III.12.–	Special External Audit upon requirement of minority shareholder.

When shareholders holding not less than a 5% of the corporate capital, request the Company the appointment of an external audit proposed by those shareholders for the performance of one or more particular tasks or limited in time, the Committee shall give its previous opinion to the Board of Directors. The Board of directors shall inform that opinion to the Comision Nacional de Valores

III.13.–	Voluntary Retirement from the Public Offering Regime.

In cases of voluntary retirement of the shares from the public offering regime, the Committee shall give its opinion to the Board of Directors within 10 days of the shareholders’ meeting that approved the retirement.

III.14.–	Legal and Statutory Obligations.

The Committee shall comply with all the obligations imposed to the Company by the applicable legislation, in its condition of issuer of securities or by its activity.

IV.–PLAN OF TRAINING OF THE MEMBERS OF THE COMMITTEE.

IV.1.– The Company shall organize training courses for the member of the Committee. The courses for the fiscal year 2004 shall be developed during may, once the Board of Directors appointed the members of the Committee for the above-mentioned fiscal year.

The Committee shall describe the training activities of its members during the informed fiscal year in its Annual Performance Report

IV.2.–	The training courses shall be developed by experts and shall be based on:

➢	The functions, obligations and powers in charge of the Committee, pursuant to applicable legislation, in particular the Decree No 677/01 and Resolution No. 400 of the Comision Nacuional de Valores;
➢	The particularities of each task that the applicable legislation sets in charge of the Committee;
➢	The applicable methods to each function and the basic contents of the different reports that must be made by the Committee;
➢	Any other information that may be useful for the performance of the tasks in charge of the Committee.

IV.3.–	The Company shall also organize courses to update the training courses:

➢	Any time a new member of the Committee is appointed; or
➢	When the members of the Committee ask for them; or
➢	When it is advisable because of a new regulation have been passed; or
➢	When it is deem necessary in order to the requirements or interpretations of the Comision Nacional de Valores and other autjhorities of control of the activities or responsibilities of the Committee.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ SAÚL ZANG
Name: Title:	Saúl Zang Second Vice Chairman of the Board of Directors

Dated: May 30, 2003